P.E. 1/31/02 785938

02013452

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities and Exchange Act of 1934

for the Month of Jan-02

ARYT INDUSTRIES, LTD.
(Translation of Registrant's name into English)

7 Haplada Street, Or Yehuda 60256, Israel
(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No ___

Aryt Industries Ltd.

Press Release
Aryt Industries Ltd. Has Completed its Acquisition of Control over Pionet

Or Yehuda, Tuesday 22 January 2002. Ayrt Industries Ltd. has announced that it has completed its acquisition of control of Pionet Venture Capital Investments ("Pionet"). Ayrt has invested approximately US$ 1,000,000, granting it 52% of Pionet's issued share capital.

Investment in Pionet serves as an acquisition of a "shell company" and is part of Aryt's reorganization plan to merge the activities of its medical division, which includes ElscinTEC and Sygmed Ltd., into the acquired "shell company".

Sammy Bachar, Aryt Industries CEO, states that the transfer of the medical division operations to the shell company is compatible with the company's operational plans and strategy, and similar to the step it adopted with the transfer of the defense division operations to Aryt Systems Ltd., which is also traded on the Tel-Aviv Stock Exchange. According to Bachar, Aryt is currently in the middle of basing the activities of its various divisions and expanding its product basket.

About Aryt Industries Ltd.

Aryt is a managing holding company which is engaged through its divisions in the following activities:

Medical Division: Includes ElscinTEC Systems Ltd. (50%) and Sygmed Ltd. (28%)

Defense Division: Includes Aryt System Ltd. (89%) – a publicly owned company in the Tel-Aviv Stock Exchange, and its subsidiaries, Reshef Technologies Ltd. (90%), Amcoram Ltd. (100%), C.T.S. (Combat Training Simulation Ltd.) (51%).

Technological Division: Includes Sensotech Ltd. (53%), OfficeCore.com Ltd. (45%), Voice Diary Ltd. (66%) and Sky Dart Ltd. (51%)

For additional information, please contact Yael Cooper at 03-5244320 or 050-289272.

SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934 the Registrant duly caused this report to be signed on its behalf by the undersigned, Thereunto duly authorised.

ARYT INDUSTRIES, LTD.
Registrant

Date: 24-Jan-02

By: Ran Eckhaus